TERYL RESOURCES CORP.

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In  accordance  with  National  Instrument  51-102,  Continuous  Disclosure  Obligations,  the  registered  and beneficial  owners  of  our  shares  may  request  a  copy  of  our  annual  financial  statements  and  management discussion and analysis (“MD&A”), our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Equity Corporate Services Inc.

1185 West Georgia Street, Suite 1620

Vancouver, BC V6E 4E6

As  an  alternative  to  receiving  these  financial  statements  and  MD&A  by  mail,  you  may  view  them  on  our profile on SEDAR at www.sedar.com.

The undersigned shareholder hereby elects to receive:

☐  A.   Please send me the annual financial statements and MD&A.

☐  B.   Please send me the interim financial statements and MD&A.

☐  C.   Please send me both A and B.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name (Please Print)

Address

(include postal code)

Date

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail as the following address:

E-mail address

Meeting Date: April 29, 2011